Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three and nine months ended 31 March 2022

Contents

Management’s discussion and analysis of financial condition and results of operations	2
Interim consolidated statement of profit or loss for the three and nine months ended 31 March 2022 and 2021	14
Interim consolidated statement of comprehensive income/(loss) for the three and nine months ended 31 March 2022 and 2021	15
Interim consolidated balance sheet as of 31 March 2022, 30 June 2021 and 31 March 2021	16
Interim consolidated statement of changes in equity for the nine months ended 31 March 2022, the three months ended 30 June 2021 and the nine months ended 31 March 2021	18
Interim consolidated statement of cash flows for the three and nine months ended 31 March 2022 and 2021	19
Notes to the interim consolidated financial statements	20

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning certain expectations and uncertainties related to the COVID-19 pandemic and the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Kohler, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

COVID-19 PANDEMIC

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity.

We continue to play matches at Old Trafford stadium in front of a full capacity crowd, significantly increasing matchday revenues versus the prior period. This is partially offset by a reduction in broadcasting revenues, due to the completion of 2019/20 season competitions at the start of the prior period. We have played seventeen fewer home and away games across all competitions in the current year.

RESULTS OF OPERATIONS

Three months ended 31 March 2022 as compared to the three months ended 31 March 2021

	Three months ended 31 March (in £ millions)		% Change
	2022	2021	2022 over 2021
Revenue	152.8	118.3	29.2%
Commercial revenue	65.6	58.1	12.9%
Broadcasting revenue	51.5	58.6	(12.0)%
Matchday revenue	35.7	1.6	2,132.8%
Total operating expenses	(175.3)	(138.5)	26.6%
Employee benefit expenses	(101.8)	(85.2)	19.5%
Other operating expenses	(30.6)	(18.7)	63.6%
Depreciation	(3.5)	(3.8)	(7.3)%
Amortization	(39.4)	(30.8)	28.1%
Profit/(loss) on disposal of intangible assets	0.7	(1.4)	(151.5)%
Net finance costs	(14.1)	(1.4)	907.5%
Income tax credit	8.2	4.9	67.0%

Revenue

Total revenue for the three months ended 31 March 2022 was £152.8 million, an increase of £34.5 million, or 29.2%, over the three months ended 31 March 2021, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the three months ended 31 March 2022 was £65.6 million, an increase of £7.5 million, or 12.9%, over the three months ended 31 March 2021.

●	Sponsorship revenue for the three months ended 31 March 2022 was £39.2 million, an increase of £3.4 million, or 9.4%, over the three months ended 31 March 2021, due to new sponsorship agreements. The prior year quarter was affected by COVID-19 related variations.

●	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 31 March 2022 was £26.4 million, an increase of £4.1 million, or 18.4%, over the three months ended 31 March 2021, primarily due to the closure of the Old Trafford based Megastore in the prior period and the return of fans in the current year quarter.

Broadcasting revenue

Broadcasting revenue for the three months ended 31 March 2022 was £51.5 million, a decrease of £7.1 million, or 12.0%, over the three months ended 31 March 2021, primarily due to playing eight fewer home and away games across all competitions.

Matchday revenue

Matchday revenue for the three months ended 31 March 2022 was £35.7 million, an increase of £34.1 million, or 2,132.8%, over the three months ended 31 March 2021, due to all nine home games being played in front of a full capacity crowd. All twelve home games in the prior year quarter were played behind closed doors.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and amortization) for the three months ended 31 March 2022 were £175.3 million, an increase of £36.8 million, or 26.6%, over the three months ended 31 March 2021.

Employee benefit expenses

Employee benefit expenses for the three months ended 31 March 2022 were £101.8 million, an increase of £16.6 million, or 19.5%, over the three months ended 31 March 2021 due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the three months ended 31 March 2022 were £30.6 million, an increase of £11.9 million, or 63.6%, over the 3 months ended 31 March 2021. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year quarter, all home games were played behind closed doors.

Depreciation

Depreciation for the three months ended 31 March 2022 was £3.5 million, a decrease of £0.3 million, or 7.3%, over the three months ended 31 March 2021.

Amortization

Amortization, primarily of registrations, for the three months ended 31 March 2022 was £39.4 million, an increase of £8.6 million, or 28.1%, over the three months ended 31 March 2021, due to increased investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2022 was £349.6 million.

Profit/(loss) on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 31 March 2022 was £0.7 million, compared to a loss of £1.4 million for the three months ended 31 March 2021.

Net finance costs

Net finance costs for the three months ended 31 March 2022 were £14.1 million, compared to net finance costs of £1.4 million for the three months ended 31 March 2021. The movement was driven by an unfavourable swing in foreign exchange rates in the current quarter compared to a smaller favorable swing in the prior year quarter.

Income tax

The income tax credit for the three months ended 31 March 2022 was £8.2 million, compared to a credit of £4.9 million for the three months ended 31 March 2021.

Nine months ended 31 March 2022 as compared to the nine months ended 31 March 2021

	Nine months ended 31 March (in £ millions)		% Change
	2022	2021	2022 over 2021
Revenue	464.7	400.1	16.2%
Commercial revenue	194.4	180.4	7.8%
Broadcasting revenue	181.2	214.9	(15.7)%
Matchday revenue	89.1	4.8	1,756.8%
Total operating expenses	(509.2)	(400.6)	27.1%
Employee benefit expenses	(288.0)	(238.8)	20.6%
Other operating expenses	(87.1)	(55.8)	56.1%
Depreciation	(10.8)	(11.3)	(4.2)%
Amortization	(113.3)	(94.7)	19.6%
Exceptional items	(10.0)	-	-
Profit on disposal of intangible assets	17.9	0.3	5,859.7%
Net finance (costs)/income	(31.2)	18.2	(271.5)%
Income tax credit/(expense)	13.1	(2.6)	(604.9)%

Revenue

Total revenue for the nine months ended 31 March 2022 was £464.7 million, an increase of £64.6 million, or 16.2%, over the nine months ended 31 March 2021, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset be a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the nine months ended 31 March 2022 was £194.4 million, an increase of £14.0 million, or 7.8%, over the nine months ended 31 March 2021.

●	Sponsorship revenue for the nine months ended 31 March 2022 was £110.7 million, an increase of £0.6 million, or 0.5%, over the nine months ended 31 March 2021.

●	Retail, Merchandising, Apparel & Product Licensing revenue for the nine months ended 31 March 2022 was £83.7 million, an increase of £13.4 million, or 19.1%, over the nine months ended 31 March 2021, primarily due to increased Megastore and e-commerce revenues. In contrast to the nine months ended 31 March 2021, the Megastore remained open to customers throughout the nine months ended 31 March 2022 and also benefitted from home games being played in front of full capacity crowds. E-commerce revenue growth was driven by increased customer numbers, supported by the impact of new player signings.

Broadcasting revenue

Broadcasting revenue for the nine months ended 31 March 2022 was £181.2 million, a decrease of £33.7 million, or 15.7%, over the nine months ended 31 March 2021, primarily due to playing seventeen fewer home and away games across all competitions (following the completion of the 2019/20 Premier League, FA Cup and UEFA Europa League competitions during the prior year).

Matchday revenue

Matchday revenue for the nine months ended 31 March 2022 was £89.1 million, an increase of £84.3 million, or 1,756.8%, over the nine months ended 31 March 2021, due to all twenty-two home games being played in front of a full capacity crowd. All twenty-seven home games in the prior year period were played behind closed doors.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, and amortization and exceptional items) for the nine months ended 31 March 2022 were £509.2 million, an increase of £108.6 million, or 27.1%, over the nine months ended 31 March 2021.

Employee benefit expenses

Employee benefit expenses for the nine months ended 31 March 2022 were £288.0 million, an increase of £49.2 million, or 20.6%, over the nine months ended 31 March 2021 due to investment in the first team playing squad.

Other operating expenses

Other operating expenses for the nine months ended 31 March 2022 were £87.1 million, an increase of £31.3 million, or 56.1%, over the nine months ended 31 March 2021. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year period, all home games were played behind closed doors.

Depreciation

Depreciation for the nine months ended 31 March 2022 was £10.8 million, a decrease of £0.5 million, or 4.2%, over the nine months ended 31 March 2021.

Amortization

Amortization, primarily of players’ registrations, for the nine months ended 31 March 2022 was £113.3 million, an increase of £18.6 million, or 19.6%, over the nine months ended 31 March 2021, due to increased investment in the first team playing squad. The unamortized balance of registrations as of 31 March 2022 was £349.6 million.

Exceptional items

Exceptional items for the nine months ended 31 March 2022 were a cost of £10.0 million, This cost includes compensation to the former men’s first team manager and certain members of coaching staff for loss of office plus additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the nine months ended 31 March 2021 were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the nine months ended 31 March 2022 was £17.9 million, compared to a profit of £0.3 million for the nine months ended 31 March 2021.

Net finance (costs)/income

Net finance costs for the nine months ended 31 March 2022 were £31.2 million, compared to net finance income of £18.2 million for the nine months ended 31 March 2021, primarily due to an unfavourable swing in foreign exchange rates in the current year compared to a favourable swing in the prior year.

Income tax

The income tax credit for the nine months ended 31 March 2022 was £13.1 million, compared to a £2.6 million expense for the nine months ended 31 March 2021.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington Training Ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We expect that the wider impact of COVID-19 on future revenue streams and cash flows will vary but will generally depend on potential future UK and international governmental measures to manage the spread of the disease, including variants, the length of time that such measures remain in place, their impact on future consumer behavior, our ability to play football matches and continuation of matches played in front of a crowd and at full capacity. We believe we are well placed with a strong balance sheet, including cash resources as at 31 March 2022 of £95.8 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 March 2022, we also had access to undrawn revolving facilities of £100 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

A semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share was paid from our operating cash flows on 7 January 2022. A further semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share will be paid from our operating cash flows on 24 June 2022 to shareholders of record on 6 June 2022. The stock will begin to trade ex-dividend on 3 June 2022. The declaration and payment of any further future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it is necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 31 March 2022, we had £100 million outstanding loans under our revolving facilities and access to undrawn revolving facilities of £100 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facilities during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the nine months ended 31 March 2022 and 2021:

	Nine months ended 31 March (in £ millions)
	2022	2021
Cash flow from operating activities
Cash generated from operations	77.8	110.2
Net interest paid	(18.2)	(18.9)
Tax paid	(4.3)	(3.0)
Net cash inflow from operating activities	55.3	88.3
Cash flow from investing activities
Payments for property, plant and equipment	(6.2)	(5.0)
Payments for intangible assets	(101.3)	(126.6)
Proceeds from sale of intangible assets	20.2	32.1
Payments for derivative financial assets	-	(0.9)
Net cash outflow from investing activities	(87.3)	(100.4)
Cash flow from financing activities
Proceeds from borrowings	40.0	60.0
Principal elements of lease payments	(1.3)	(1.2)
Dividends paid	(21.6)	(10.7)
Net cash inflow from financing activities	17.1	48.1
Net (decrease)/increase in cash and cash equivalents (1)	(14.9)	36.0

(1) Excludes the effects of exchange rate movements on cash and cash equivalents.

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenues from the Premier League and UEFA and sponsorship and other commercial revenues. Cash generated from operations for the nine months ended 31 March 2022 was £77.8 million, a decrease of £32.4 million from cash generated from operations of £110.2 million for the nine months ended 31 March 2021.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Drawdowns from our revolving facilities are also subject to variable rates of interest. Net cash inflow from operating activities for the nine months ended 31 March 2022 was £55.3 million, a decrease of £33.0 million from net cash inflow of £88.3 million for the nine months ended 31 March 2021.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the nine months ended 31 March 2022 was £87.3 million, a decrease of £13.1 million from £100.4 million for the nine months ended 31 March 2021.

For the nine months ended 31 March 2022, net capital expenditure on property, plant and equipment was £6.2 million, an increase of £1.2 million from £5.0 million for the nine months ended 31 March 2021.

For the nine months ended 31 March 2022, net capital expenditure on intangible assets was £81.1 million, a decrease of £13.4 million from £94.5 million for the nine months ended 31 March 2021.

For the nine months ended 31 March 2022, net expenditure on derivative financial assets was £nil, compared to £0.9 million for the nine months ended 31 March 2021.

Net cash inflow from financing activities

Net cash inflow from financing activities for the nine months ended 31 March 2022 was £17.1 million, compared to net cash inflow of £48.1 million for the nine months ended 31 March 2021. This is due to a £40.0 million drawdown on the revolving facilities in the current year compared to a £60.0 million drawdown on the revolving facilities in the prior year, combined with dividends paid of $0.18 per share in the current year, compared to $0.09 per share in the prior year.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 31 March 2022, the sterling equivalent of £320.3 million (net of unamortized issue costs of £2.7 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first-round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2022.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 31 March 2022, the sterling equivalent of £169.0 million (net of unamortized issue costs of £2.0 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as at 31 March 2022.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019 and on 4 March 2021) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 31 March 2022, we had £75 million in outstanding loans and £75 million in borrowing capacity under our revolving facilities agreement.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan- facility. The existing revolving facility is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £50 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility are consistent with the initial revolving facility. The new revolving facility has a maturity date of 4 July 2025. As of 31 March 2022, we had £25 million in outstanding loans and £25 million in borrowing capacity under our revolving facility agreement.

Our revolving facilities are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 31 March 2022 is £122.2 million (30 June 2021: £92.0 million; 30 March 2021: £94.1 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 31 March 2022, we believe receipt of £nil to be probable (30 June 2021: £0.1 million; 30 March 2021: £1.2 million).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 31 March 2022, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 31 March 2022:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Debt obligations(2)	118,360	34,300	31,181	509,219	693,060	591,985
Lease obligations(3)	615	669	162	3,599	5,045	3,449
Purchase obligations(4)	208,500	80,670	20,167	-	309,337	298,618
Total	327,475	115,639	51,510	512,818	1,007,442	894,052

(1)	Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)	As of 31 March 2022, we had $425.0 million of our senior secured notes outstanding, $225.0 million of our secured term loan facility outstanding and £100.0 million outstanding loans under our revolving credit facilities.

(3)	We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.

(4)	Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £122.2 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 31.1 to the unaudited interim consolidated financial statements as of and for the three and nine months ended 31 March 2022 included elsewhere in this interim report, as of 31 March 2022, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated statement of profit or loss - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Revenue from contracts with customers	6	152,848	118,286	464,749	400,108
Operating expenses	7	(175,370)	(138,444)	(509,190)	(400,576)
Profit/(loss) on disposal of intangible assets	9	721	(1,424)	17,879	259
Operating loss		(21,801)	(21,582)	(26,562)	(209)
Finance costs		(17,676)	(6,388)	(40,267)	(29,887)
Finance income		3,568	4,948	9,033	48,170
Net finance (costs)/income	10	(14,108)	(1,440)	(31,234)	18,283
(Loss)/profit before income tax		(35,909)	(23,022)	(57,796)	18,074
Income tax credit/(expense)	11	8,182	4,911	13,128	(2,627)
(Loss)/profit for the period		(27,727)	(18,111)	(44,668)	15,447

(Loss)/earnings per share during the period:
Basic (loss)/earnings per share (pence)	12	(17.01)	(11.12)	(27.40)	9.48
Diluted (loss)/earnings per share (pence)(1)	12	(17.01)	(11.12)	(27.40)	9.45

(1) For the three and nine months ended 31 March 2022 and the three months ended 31 March 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income/(loss) - unaudited

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
(Loss)/profit for the period	(27,727)	(18,111)	(44,668)	15,447
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Movement on hedges	3,787	2,581	4,953	21,827
Income tax expense relating to movements on hedges	(947)	(264)	(1,238)	(474)
Other comprehensive income for the period, net of income tax	2,840	2,317	3,715	21,353
Total comprehensive (loss)/income for the period	(24,887)	(15,794)	(40,953)	36,800

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
ASSETS
Non-current assets
Property, plant and equipment	14	243,752	247,059	248,985
Right-of-use assets	15	4,510	4,383	4,719
Investment property	15	20,343	20,553	20,623
Intangible assets	17	776,525	754,467	776,587
Deferred tax asset	18	-	-	61,928
Trade receivables	20	35,423	20,404	26,397
Derivative financial instruments	21	6,977	499	651
		1,087,530	1,047,365	1,139,890
Current assets
Inventories	19	2,692	2,080	2,363
Prepayments		19,388	7,407	12,586
Contract assets – accrued revenue	6.2	45,524	40,544	50,279
Trade receivables	20	56,763	50,370	32,127
Other receivables		1,032	460	1,483
Income tax receivable		834	1,108	1,223
Derivative financial instruments	21	2,362	318	845
Cash and cash equivalents	22	95,791	110,658	84,715
		224,386	212,945	185,621
Total assets		1,311,916	1,260,310	1,325,511

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet (continued) - unaudited

		As of
	Note	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
EQUITY AND LIABILITIES
Equity
Share capital	23	53	53	53
Share premium		68,822	68,822	68,822
Treasury shares	24	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		804	(10,436)	(11,212)
Retained earnings		(85,917)	(13,652)	94,170
Total equity		211,487	272,512	379,558
Non-current liabilities
Deferred tax liabilities	18	22,882	35,546	25,270
Contract liabilities – deferred revenue	6.2	19,057	22,942	11,279
Trade and other payables	25	97,043	67,517	67,075
Borrowings	26	489,240	465,049	466,030
Lease liabilities	15	2,909	3,083	3,201
Derivative financial instruments	21	456	5,472	6,347
Provisions	27	4,805	4,157
		636,392	603,766	579,202
Current liabilities
Contract liabilities – deferred revenue	6.2	140,047	117,984	108,766
Trade and other payables	25	216,190	192,661	180,374
Income tax liabilities		2,189	6,036	13,709
Borrowings	26	102,295	65,187	62,179
Lease liabilities	15	1,636	1,257	1,444
Derivative financial instruments	21	673	262	279
Provisions	27	1,007	645	-
		464,037	384,032	366,751
Total equity and liabilities		1,311,916	1,260,310	1,325,511

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Profit for the period	-	-	-	-	-	15,447	15,447
Cash flow hedges	-	-	-	-	21,827	-	21,827
Tax expense relating to movement on hedges	-	-	-	-	(474)	-	(474)
Total comprehensive income for the period	-	-	-	-	21,353	15,447	36,800
Equity-settled share-based payments	-	-	-	-	-	2,244	2,244
Dividends paid	-	-	-	-	-	(10,718)	(10,718)
Balance at 31 March 2021	53	68,822	(21,305)	249,030	(11,212)	94,170	379,558
Loss for the period	-	-	-	-	-	(107,663)	(107,663)
Cash flow hedges	-	-	-	-	871	-	871
Tax expense relating to movement on hedges	-	-	-	-	(95)	-	(95)
Total comprehensive income/(loss) for the period	-	-	-	-	776	(107,663)	(106,887)
Equity-settled share-based payments	-	-	-	-	-	(159)	(159)
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the period	-	-	-	-	-	(44,668)	(44,668)
Cash flow hedges	-	-	-	-	4,953	-	4,953
Tax expense relating to movement on hedges	-	-	-	-	(1,238)	-	(1,238)
Total comprehensive income/(loss) for the period	-	-	-	-	3,715	(44,668)	(40,953)
Equity-settled share-based payments	-	-	-	-	-	1,489	1,489
Reclassified	-	-	-	-	7,525	(7,525)	-
Dividends paid	-	-	-	-	-	(21,561)	(21,561)
Balance at 31 March 2022	53	68,822	(21,305)	249,030	804	(85,917)	211,487

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 31 March		Nine months ended 31 March
	Note	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Cash flow from operating activities
Cash generated from operations	28	31,708	35,654	77,828	110,164
Interest paid		(8,284)	(8,678)	(18,237)	(18,862)
Interest received		2	1	5	2
Tax (paid)/received		(246)	28	(4,347)	(3,028)
Net cash inflow from operating activities		23,180	27,005	55,249	88,276
Cash flow from investing activities
Payments for property, plant and equipment		(721)	(1,782)	(6,223)	(4,940)
Payments for intangible assets(1)		(10,419)	(17,785)	(101,334)	(126,560)
Proceeds from sale of intangible assets(1)		7,226	9,898	20,241	32,080
Payments for derivative financial assets		-	-	-	(939)
Net cash outflow from investing activities		(3,914)	(9,669)	(87,316)	(100,359)
Cash flow from financing activities
Proceeds from borrowings		-	-	40,000	60,000
Principal elements of lease payments		(436)	(411)	(1,284)	(1,231)
Dividends paid		(10,892)	(10,718)	(21,561)	(10,718)
Net cash (outflow)/inflow from financing activities		(11,328)	(11,129)	17,155	48,051
Net increase/(decrease) in cash and cash equivalents		7,938	6,207	(14,912)	35,968
Cash and cash equivalents at beginning of period		87,434	80,620	110,658	51,539
Effects of exchange rate movements on cash and cash equivalents		419	(2,112)	45	(2,792)
Cash and cash equivalents at end of period	22	95,791	84,715	95,791	84,715

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in note 17. Trade payables in relation to the acquisition of registrations at reporting date are provided in note 25. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 20.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements - unaudited

1            General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 27 May 2022.

2            Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

COVID-19 pandemic and going concern

Due to remaining summer restrictions on overseas travel, we did not undertake a first team promotional overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford.

Whilst the nature of the ongoing pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We continue to play matches at Old Trafford stadium in front of a full capacity crowd.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as at 31 March 2022 of £95.8 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 31 March 2022, the Group also has access to undrawn revolving facilities of £100 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As at 31 March 2022 the Group also has £100 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and term loan mature in 2025, 2027 and 2029 respectively. As of 31 March 2022, the Company was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continue to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

3            Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2021, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2021, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

There are no IFRS or IFRS IC standards or interpretations that are not yet effective that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

4            Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see note 5

•	Estimate of fair value of registrations – see note 17

•	Recognition of deferred tax assets – see note 18

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2021, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5            Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

i)	Commercial

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate as at 31 March 2022 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

5	Seasonality of revenue (continued)

ii)	Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

iii)	Matchday

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European matchday activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense. As a result of COVID-19, all matches in the prior period were played behind closed doors. In the current period, the Old Trafford stadium has welcomed back fans at full capacity.

6	Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6	Revenue from contracts with customers (continued)

6.1	Disaggregation of revenue from contracts with customers (continued)

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Sponsorship	39,181	35,810	110,665	110,096
Retail, merchandising, apparel & product licensing	26,403	22,292	83,692	70,320
Commercial	65,584	58,102	194,357	180,416
Domestic competitions	41,017	53,941	110,279	141,930
European competitions	8,908	3,093	65,721	68,147
Other	1,615	1,543	5,295	4,802
Broadcasting	51,540	58,577	181,295	214,879
Matchday	35,724	1,607	89,097	4,813
	152,848	118,286	464,749	400,108

All non-current assets are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2020	45,966
Recognized in revenue during the period	48,073
Cash received/amounts invoiced during the period	(43,760)
At 31 March 2021	50,279
Recognized in revenue during the period	(9,036)
Cash received/amounts invoiced during the period	(213)
Loss allowance	(486)
At 30 June 2021	40,544
Recognized in revenue during the period	44,233
Cash received/amounts invoiced during the period	(39,252)
At 31 March 2022	45,525

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

6	Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the period	112,316	-	112,316
Cash received/amounts invoiced during the period	(42,028)	-	(42,028)
Reclassified to current during the period	(7,480)	7,480	-
At 31 March 2021	(108,766)	(11,279)	(120,045)
Recognized in revenue during the period	23,244	-	23,244
Cash received/amounts invoiced during the period	(44,125)	-	(44,125)
Reclassified to current during the period	11,663	(11,663)	-
At 30 June 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the period	97,078	-	97,078
Cash received/amounts invoiced during the period	(115,257)	-	(115,257)
Reclassified to current during the period	(3,884)	3,885	-
At 31 March 2022	(140,047)	(19,057)	(159,105)

Commercial, broadcasting and matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

7	Operating expenses

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Employee benefit expenses	(101,774)	(85,193)	(288,024)	(238,850)
Depreciation - property, plant and equipment (note 14)	(3,006)	(3,301)	(9,265)	(9,767)
Depreciation – right-of-use assets (note 15)	(445)	(425)	(1,316)	(1,273)
Depreciation - investment property (note 16)	(70)	(69)	(210)	(204)
Amortization (note 17)	(39,444)	(30,728)	(113,231)	(94,730)
Other operating expenses	(30,631)	(18,728)	(87,152)	(55,752)
Exceptional items (note 8)	-	-	(9,992)	-
	(175,370)	(138,444)	(509,190)	(400,576)

8	Exceptional items

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Compensation paid for loss of office	-	-	(9,127)	-
Football League pension scheme deficit (note 29)	-	-	(865)	-
	-	-	(9,992)	-

Compensation paid for loss of office relates to amounts payable to a former men’s first team manager and certain members of the coaching staff.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation.

9	Profit/(loss) on disposal of intangible assets

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Profit/(loss) on disposal of registrations	47	(2,171)	16,705	(924)
Player loan income	674	747	1,174	1,183
	721	(1,424)	17,879	259

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

10	Net finance (costs)/income

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Interest payable on bank loans and overdrafts	(372)	(465)	(1,316)	(1,265)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(4,994)	(4,508)	(14,254)	(12,771)
Interest payable on lease liabilities (note 15)	(22)	(27)	(72)	(81)
Amortization of issue costs on secured term loan facility and senior secured notes	(174)	(152)	(528)	(446)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (2)	(11,102)	-	(21,662)	-
Unwinding of discount relating to registrations	(584)	-	(1,797)	(332)
Reclassified from hedging reserve (1)	-	-	-	(14,631)
Hedge ineffectiveness on cash flow hedges	(428)	(823)	(638)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	-	-	(95)
Foreign currency options	-	(413)	-	(266)
Total finance costs	(17,676)	(6,388)	(40,267)	(29,887)
Interest receivable on short-term bank deposits	2	1	5	2
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	-	4,120	-	46,955
Unwinding of discount relating to registrations	-	123	-	-
Hedge ineffectiveness on cash flow hedges	-	-	-	1,213
Reclassified from hedging reserve (1)	-	206	326	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	3,566	498	8,702	-
Total finance income	3,568	4,948	9,033	48,170
Net finance (costs)/income	(14,108)	(1,440)	(31,234)	18,283

(1) Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

(2)  Unrealized foreign exchange gains on unhedged USD borrowings due to a favourable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

11	Income tax credit/(expense)

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Current tax
Current tax on loss/profit for the period	(58)	(1,119)	(173)	(9,140)
Foreign tax	(247)	25	(601)	(976)
Adjustment in respect of previous years	-	-	-	(562)
Total current tax expense	(305)	(1,094)	(774)	(10,678)
Deferred tax
Origination and reversal of temporary differences	8,487	8,023	13,902	21,272
Re-measurement of US deferred tax asset	-	(2,228)	-	(13,431)
Adjustment in respect of previous years	-	210	-	210
Total deferred tax credit	8,487	6,005	13,902	8,051
Total income tax credit/(expense)	8,182	4,911	13,128	(2,627)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2022 is 23.75% (30 June 2021: (24.76%)).

The current year estimated weighted average annual tax rate of 23.75% is driven by UK deferred tax movements, recognized at the substantively enacted increase in UK Corporation tax rate of 25%, effective April 2023. The total current year tax charge also includes one-off charges relating to irrecoverable UK foreign tax credits.

The prior year estimated weighted average annual tax rate of (24.76%) is impacted by US tax adjustments related to non-deductible foreign exchange losses. The total prior year income tax expense also includes one-off charges, largely in respect of foreign exchange gains, which are not reflected in the estimated weighted average annual tax rate.

In addition to the amounts recognized in the statement of profit or loss, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Current tax	-	18	-	(2,056)
Deferred tax (note 18)	(947)	(282)	(1,238)	1,582
Total income tax expense recognized in other comprehensive income	(947)	(264)	(1,238)	(474)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

12	(Loss)/earnings per share

	Three months ended 31 March		Nine months ended 31 March
	2022	2021	2022	2021
(Loss)/profit for the period (£’000)	(27,727)	(18,111)	(44,668)	15,447
Basic (loss)/earnings per share (pence)	(17.01)	(11.12)	(27.40)	9.48
Diluted (loss)/earnings per share (pence) (1)	(17.01)	(11.12)	(27.40)	9.45

(i)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 31 March		Nine months ended 31 March
	2022 Number ‘000	2021 Number ‘000	2022 Number ‘000	2021 Number ‘000
Class A ordinary shares	54,478	41,624	51,112	40,951
Class B ordinary shares	110,208	122,998	113,571	123,671
Treasury shares	(1,683)	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	163,003	162,939	163,000	162,939
Adjustment for calculation of diluted (loss)/earnings per share assumed conversion into Class A ordinary shares(1)	-	-	-	461
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	163,003	162,939	163,000	163,400

(1) For the three and nine months ended 31 March 2022 and the three months ended 31 March 2021, potential ordinary shares of 583,000 and 464,000 respectively are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

13	Dividends

Dividends paid in the nine months ended 31 March 2022 amounted to $29,339,000 ($0.18 per share), the pounds sterling equivalent of which was £21,561,000. Dividends paid in the nine months ended 31 March 2021 amounted to $14,665,000 ($0.09 per share), the pounds sterling equivalent of which was £10,718,000.

14	Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Nine months ended 31 March 2022
Opening net book amount	219,120	5,345	22,594	247,059
Additions	2,230	1,612	2,116	5,958
Transfers	-	232	(232)	-
Depreciation charge	(2,544)	(2,255)	(4,466)	(9,265)
Closing net book amount	218,806	4,934	20,012	243,752
At 31 March 2022
Cost	281,217	40,182	75,383	396,782
Accumulated depreciation	(62,411)	(35,248)	(55,371)	(153,030)
Net book amount	218,806	4,934	20,012	243,752

At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Nine months ended 31 March 2021
Opening net book amount	214,465	5,761	34,213	254,439
Additions	501	2,381	1,431	4,313
Transfers	7,366	-	(7,366)	-
Depreciation charge	(2,588)	(2,604)	(4,575)	(9,767)
Closing net book amount	219,744	5,538	23,703	248,985
At 31 March 2021
Cost	278,767	38,039	73,164	389,970
Accumulated depreciation	(59,023)	(32,501)	(49,461)	(140,985)
Net book amount	219,744	5,538	23,703	248,985

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15	Leases

(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Property	4,123	4,004	4,389
Plant and machinery	387	379	330
Total	4,510	4,383	4,719

Additions to right-of-use assets for the nine months ended 31 March 2022 amounted £1,443,000 (year ended 30 June 2021: £1,522,000; nine months ended 31 March 2021: £1,433,000).

Lease liabilities:

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Current	1,636	1,257	1,444
Non-current	2,909	3,083	3,201
Total lease liabilities	4,545	4,340	4,645

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2020	4,393
Cash flows	(1,262)
Acquisition	1,433
Accretion expense	81
At 31 March 2021	4,645
Cash flows	(422)
Acquisition	89
Accretion expense	28
At 30 June 2021	4,340
Cash flows	(1,309)
Acquisition	1,443
Accretion expense	71
At 31 March 2022	4,545

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

15	Leases (continued)

(ii)	Amounts recognized in the consolidated statement of profit or loss:

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
Depreciation charge of right -of-use assets
Property	(393)	(384)	(1,165)	(1,149)
Plant and machinery	(52)	(41)	(151)	(124)
Commercial	(445)	(425)	(1,316)	(1,273)
Interest expense (included in finance costs)	(22)	(27)	(72)	(81)
Expense relating to short-term leases (included in operating expenses)	(182)	(107)	(368)	(368)
Expense relating to low value leases (included in operating expenses)	(11)	(10)	(32)	(31)

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

16	Investment property

Total £’000
At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Nine months ended 31 March 2022
Opening net book amount	20,553
Depreciation charge	(210)
Closing net book amount	20,343
At 31 March 2022
Cost	32,193
Accumulated depreciation and impairment	(11,850)
Net book amount	20,343

At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Nine months ended 31 March 2021
Opening net book amount	20,827
Depreciation charge	(204)
Closing net book amount	20,623
At 31 March 2021
Cost	32,193
Accumulated depreciation and impairment	(11,570)
Net book amount	20,623

Investment properties were externally valued as of 30 June 2021 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2021 was £24,700,000. Management has considered the carrying amount of investment property as of 31 March 2022 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17	Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	-	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Nine months ended 31 March 2022
Opening net book amount	421,453	327,987	5,027	754,467
Additions	-	147,381	2,299	149,680
Disposals	-	(14,391)	-	(14,391)
Amortization charge	-	(111,329)	(1,902)	(113,231)
Closing net book amount	421,453	349,648	5,424	776,525
At 31 March 2022
Cost	421,453	982,384	18,045	1,421,882
Accumulated amortization	-	(632,736)	(12,621)	(645,357)
Net book amount	421,453	349,648	5,424	776,525

At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	-	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Nine months ended 31 March 2021
Opening net book amount	421,453	346,872	6,845	775,170
Additions	-	108,681	1,597	110,278
Disposals	-	(14,131)	-	(14,131)
Amortization charge	-	(91,471)	(3,259)	(94,730)
Closing net book amount	421,453	349,951	5,183	776,587
At 31 March 2021
Cost	421,453	871,022	15,941	1,308,416
Accumulated amortization	-	(521,071)	(10,758)	(531,829)
Net book amount	421,453	349,951	5,183	776,587

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

17	Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.0% (2021: 1.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 8.4% (2021: 7.9%) for each period and certain assumptions around progression in and qualification for domestic and European cup competitions, notably the Champions League.

Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

•	increase the discount rate by 1% (post-tax);

•	more prudent assumptions around qualification for European competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 31 March 2022 is disclosed in note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 31 March 2022 was £2,103,000 and £2,069,000 respectively (31 March 2021: £2,098,000 and £1,841,000 respectively).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

18	Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
US deferred tax assets (1)	-	-	(61,928)
UK deferred tax liabilities	22,882	35,546	25,270
Net deferred tax liability/(asset)	22,882	35,546	(36,658)

The movements in the net deferred tax liability/(asset) are as follows:

	31 March 2022 £’000	30 June 2020 £’000	31 March 2021 £’000
At the beginning of the period	35,546	(27,025)	(27,025)
(Credited)/expensed to the statement of profit or loss (note 11)	(13,902)	64,019	(8,051)
Expensed/(credited) to other comprehensive income (note 11)	1,238	(1,448)	(1,582)
At the end of the period	22,882	35,546	(36,658)

(1) During the three months ended 30 June 2021, the deferred tax assets were written down to the extent that they will not shelter profits arising from the unwind of the deferred tax liability. This is due to a change in the substantively enacted UK Corporation tax rate from 19% to 25%, effective April 2023. The current US federal corporate income tax rate is 21%. As a result of this change the US deferred tax asset is no longer forecast to give rise to a future economic benefit. It is expected that any future US tax payable will be sheltered by future foreign tax credits arising from UK tax payable. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax, advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

19	Inventories

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Finished goods	2,692	2,080	2,363

The cost of inventories recognized as an expense and included in operating expenses for the nine months ended 31 March 2022 amounted to £9,156,000 (year ended 30 June 2021: £5,061,000; nine months ended 31 March 2021: £4,043,000).

20	Trade receivables

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Trade receivables	100,679	75,745	71,179
Less: provision for impairment of trade receivables	(8,493)	(4,971)	(12,655)
Net trade receivables	92,186	70,774	58,524
Less: non-current portion
Trade receivables	35,423	20,404	26,397
Current trade receivables	56,763	50,370	32,127

Net trade receivables include transfer fees receivable from other football clubs of £56,124,000 (30 June 2021: £43,153,000; 31 March 2021: £50,107,000) of which £35,423,000 (30 June 2021: £20,404,000; 31 March 2021: £26,397,000) is receivable after more than one year. Net trade receivables also include £32,194,000 (30 June 2021: £19,032,000; 31 March 2021: £2,473,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

The fair value of net trade receivables as at 31 March 2022 was £93,616,000 (30 June 2021: £71,819,000; 31 March 2021: £60,389,000) before discounting of cash flows.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

21	Derivative financial instruments

	31 March 2022		30 June 2021		31 March 2021
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	890	-	-	(5,121)	-	(5,557)
Forward foreign exchange contracts	-	(32)	-	(28)	-	(19)
At fair value through profit or loss:
Embedded foreign exchange derivatives	8,449	(135)	809	(527)	822	(865)
Forward foreign exchange contracts	-	(962)	8	(58)	-	(185)
Foreign currency options	-	-	-	-	674	-
	9,339	(1,129)	817	(5,734)	1,496	(6,626)
Less non-current portion:
Used for hedging:
Interest rate swaps	890	-	-	(5,121)	-	(5,557)
At fair value through profit or loss:
Embedded foreign exchange derivatives	6,087	(42)	499	(351)	651	(666)
Forward foreign exchange contracts	-	(414)	-	-	-	(124)
Non-current derivative financial instruments	6,977	(456)	499	(5,472)	651	(6,347)
Current derivative financial instruments	2,362	(673)	318	(262)	845	(279)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

All of the financial instruments detailed above are included in Level 2.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

22	Cash and cash equivalents

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Cash at bank and in hand	95,791	110,658	84,715

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

23	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2020	164,622	53
Employee share-based compensation awards – issue of shares	-	-
At 31 March 2021	164,622	53
Employee share-based compensation awards – issue of shares	55	-
At 30 June 2021	164,677	53
Employee share-based compensation awards – issue of shares	9	-
At 31 March 2022	164,686	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 31 March 2022, the Company’s issued share capital comprised 54,478,046 Class A ordinary shares and 110,207,613 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 24.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

24	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2020	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2021	(1,683)	(21,305)
Acquisition of shares	-	-
At 30 June 2021	(1,683)	(21,305)
Acquisition of shares	-	-
At 31 March 2022	(1,683)	(21,305)

25	Trade and other payables

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Trade payables	195,865	143,400	148,313
Other payables	19,212	22,297	12,520
Accrued expenses	81,541	61,990	61,358
Social security and other taxes	16,615	32,491	25,258
	313,233	260,178	247,449
Less: non-current portion
Trade payables	95,848	66,778	66,205
Other payables	1,195	739	870
Non-current trade and other payables	97,043	67,517	67,075
Current trade and other payables	216,190	192,661	180,374

Trade payables include transfer fees and other associated costs in relation to the acquisition of player registrations of £183,632,000 (30 June 2021: £136,309,000; 31 March 2021: £138,891,000) of which £95,848,000 (30 June 2021: £66,778,000; 31 March 2021: £66,205,000) is due after more than one year. Of the amount due after more than one year, £51,233,000 (30 June 2021: £40,228,000; 31 March 2021: £40,868,000) is expected to be paid between 1 and 2 years, and the balance of £44,615,000 (30 June 2021: £26,550,000; 31 March 2021: £25,337,000) is expected to be paid between 2 and 5 years.

The fair value of trade payables as at 31 March 2022 was £200,213,000 (30 June 2021: £145,775,000; 31 March 2021: £151,502,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26	Borrowings

	31 March 2022 £’000	30 June 2021 £’000	31 March 2021 £’000
Senior secured notes	320,284	304,474	305,116
Secured term loan facility	168,956	160,575	160,914
Revolving credit facilities	100,000	60,000	60,000
Accrued interest on senior secured notes and revolving credit facilities	2,295	5,187	2,179
	591,535	530,236	528,209
Less: non-current portion
Senior secured notes	320,284	304,474	305,116
Secured term loan facility	168,956	160,575	160,914
Non-current borrowings	489,240	465,049	466,030
Current borrowings	102,295	65,187	62,179

The senior secured notes of £320,284,000 (30 June 2021: £304,474,000; 31 March 2021: £305,116,000) is stated net of unamortized issue costs amounting to £2,712,000 (30 June 2021: £3,050,000; 31 March 2021: £3,167,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2021: $425,000,000; 31 March 2021: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £168,956,000 (30 June 2021: £160,575,000; 31 March 2021: £160,914,000) is stated net of unamortized issue costs amounting to £2,043,000 (30 June 2021: £2,233,000; 31 March 2021: £2,296,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2021: $225,000,000; 31 March 2021: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

26	Borrowings (continued)

The Group also has £100,000,000 (30 June 2021: £60,000,000; 31 March 2021: £60,000,000) in outstanding loans and £100,000,000 (30 June 2021: £140,000,000; 31 March 2021: £140,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 4 July 2025.

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2022 and 2021 reporting periods.

27	Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2020 and 31 March 2021	-	-	-
Transfer from accruals(3)	695	4,094	4,789
(Credited)/charged to profit or loss:
Reassessment of provisions	-	(1,036)	(1,036)
Additional provisions recognized	27	1,022	1,049
At 30 June 2021	722	4,080	4,802
Charged to profit or loss:
Additional provisions recognized	285	725	1,010
At 31 March 2022	1,007	4,805	5,812
Less: non-current portion:
Non-current provisions	84	4,721	4,805
Current provisions	923	84	1,007

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 2 months and 3 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain and therefore a reliable estimate of the expected timing of such cash outflows cannot be made.

(3) Amounts were previously disclosed in accruals due to being immaterial.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

28	Cash generated from operations generated from operations

	Three months ended 31 March		Nine months ended 31 March
	2022 £’000	2021 £’000	2022 £’000	2021 £’000
(Loss)/profit before income tax	(35,909)	(23,022)	(57,796)	18,074
Adjustments for:
Depreciation	3,521	3,795	10,791	11,244
Amortization	39,444	30,728	113,231	94,730
(Profit)/loss on disposal of intangible assets	(721)	1,424	(17,879)	(259)
Net finance costs/(income)	14,108	1,440	31,234	(18,283)
Non-cash employee benefit expense - equity-settled share-based payments	521	491	1,489	2,244
Foreign exchange (gains)/losses on operating activities	(4)	(405)	(306)	769
Reclassified from hedging reserve	(221)	588	(191)	176
Changes in working capital:
Inventories	184	429	(612)	(177)
Prepayments	8,909	4,600	(4,842)	(5,308)
Contract assets – accrued revenue	16,707	15,516	(12,577)	(4,313)
Trade receivables	(3,099)	26,560	(8,640)	89,816
Other receivables	78	(1,112)	(572)	(1,244)
Contract liabilities – deferred revenue	(21,437)	(31,174)	18,178	(70,288)
Trade and other payables	9,174	5,796	5,310	(7,017)
Provisions	453	-	1,010	-
Cash generated from operations	31,708	35,654	77,828	110,164

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

29	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit of the scheme. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

A charge of £865,000 (2021: £nil) has been made to the statement of profit or loss during the nine months ended 31 March 2022, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

The Group currently pays total contributions of £532,000 per annum and this amount will increase by 5% per annum from September 2022. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 31 March 2022, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,734,000. This amounts to £539,000 (30 June 2021: £518,000; 31 March 2021: £510,000) due within one year and £1,195,000 (30 June 2021: £1,257,000; 31 March 2021: £870,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30	Financial risk management

30.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2021, as filed with the Securities and Exchange Commission on 20 September 2021, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

30.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between April 2022 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	31 March 2022 $’000	30 June 2021 $’000	31 March 2021 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(18,226)	(23,700)	(27,980)
Net USD debt	631,774	626,300	622,020
Hedged future USD revenues (1)	(28,649)	(61,453)	(56,085)
Unhedged USD borrowings	603,125	564,847	565,935
Closing USD exchange rate ($: £)	1.3158	1.3820	1.3786

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

30	Financial risk management (continued)

30.2	Hedging activities (continued)

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. net finance costs), as the underlying interest payments, which given the term of the swap will be between January 2022 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	31 March 2022	30 June 2021	31 March 2021
Principal value of loan outstanding ($‘000)	150,000	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 31 March 2022 the fair value of the above interest rate swaps was an asset of £890,000 (30 June 2021: liability of £5,121,000; 31 March 2021: liability of £5,557,000).

The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

31	Contingent liabilities and contingent assets

31.1	Contingent liabilities

The Group had contingent liabilities at 31 March 2022 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £122,218,000 (30 June 2021: £91,993,000; 31 March 2021: £94,078,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2021: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2021: no material impact). As of 31 March 2022, the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/team success/new contract	68,142	10,420	78,562
International appearances	11,036	1,197	12,233
Awards	31,424	-	31,424
	110,602	11,617	122,219

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

(iii)	Legal matters

While we are involved from time to time in various claims and lawsuits arising in the normal course of business, there are no pending claims or legal proceedings to which the Group is a party which we expect to have a material effect on the Group’s financial position, results of operations or cash flows.

31.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 31 March 2021, the amount of such receipt considered to be probable was £nil (30 June 2021: £75,000; 31 March 2021: £1,246,000).

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

32	Commitments

32.1	Capital commitments

As at 31 March 2022, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £806,000 (30 June 2021: £1,240,000; 31 March 2021: £502,000) and to other intangible assets amounting to £1,230,000 (30 June 2021: £479,000; 31 March 2021: £714,000). These amounts are not recognized as liabilities.

33	Events occurring after the reporting period

33.1	Dividends

Our board of directors have announced that a semi-annual cash dividend of $0.09 per share will be paid to shareholders on 24 June 2022.

33.2	Revolving facilities

On 26 April 2022 our initial revolving facility was amended and restated to allow Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower) to borrow up to £225 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. The existing revolving facility is now scheduled to expire on 25 June 2027.

On 26 April 2022 our new revolving facility was amended and restated to allow Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The new revolving facility is now scheduled to expire on 25 June 2027.

34	Related party transactions

As of 31 March 2022, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.38% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.63% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements (continued) - unaudited

35	Subsidiaries

The following companies are the principal subsidiary undertakings of the Company as of 31 March 2022:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.